Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 29, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10090
ETF Growth and Income May ‘22
(the “Trust”)
CIK No. 1908373 File No. 333-263850

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the disclosure on the Front Cover states that the Trust invests in ETFs that invest in common stocks and taxable bonds yet the later disclosure states that the ETFs invest in common stocks and taxable fixed-income securities. Please reconcile.

Response:The Trust confirms that the disclosure will be revised for clarity.

2.The Staff notes the disclosures states, “… such as ETFs that provide exposure to a specific theme (internet and clean energy), sector (consumer discretionary, industrials and information technology) or industry (banking and retail), in order to capitalize on specific opportunities determined by our research department.” Please revise to specify the themes used for this portfolio.

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“The Trust invests in ETFs that are diversified among several different equity and income asset classes. The Trust also invests in ETFs that use growth or value styles in creating their portfolios. Growth stocks are considered stocks that have the potential to outperform the overall market over time because of their future potential, while value stocks are classified as stocks that are currently trading below their value and are therefore likely to provide a superior return.

The Trust invests in ETFs which invest in common stocks and taxable fixed-income securities. The equity ETFs were selected by our research department in order to provide broad exposure to various market capitalizations in both domestic and international markets, as well as ETFs which are more narrowly focused, such as ETFs that provide exposure to a specific theme, sector or industry, in order to capitalize on specific opportunities determined by our research department. For this portfolio, the research department selected equity ETFs that provide exposure to the industrials, healthcare, information technology and energy sectors and the banking industry.

The fixed income ETFs the Trust invests in are based on the research department’s assessment of macroeconomic conditions and focused on the following fixed-income market sectors: U.S. Treasuries, mortgage-backed securities, investment grade corporate bonds, senior loans, high-yield bonds and international fixed-income securities. For this portfolio, the research department focused on fixed income ETFs with a short duration and those that provide exposure to treasury inflation protected securities (“TIPS”).

All other factors being equal, the Sponsor will select ETFs with lower expense ratios, while attempting to limit the overlap of the securities held by the ETFs. The Sponsor did not require specific duration or maturity policies when selecting the underlying ETFs for the portfolio.”

3.If the Trust’s final portfolio includes significant exposure to theme-based ETFs, sectors, industries or countries, please specify and add appropriate risk disclosure to the Trust’s prospectus.

Response:If, based on the Trust’s final portfolio, the Trust has significant exposure to theme-based ETFs, sectors, industries or countries, appropriate disclosure will be added to the Trust’s prospectus.

4.The Staff notes that the disclosure states, “Among the categories of ETFs listed above, the research department selects equity ETFs on the basis of its assessment of macroeconomic conditions and its fundamental assessment of equity asset classes, such as domestic vs. international markets, growth vs. value stocks, as well as sectors, industries or themes as described above.” Please revise to specify the themes used for this portfolio.

Response: The disclosure will be revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment No. 2 for the revised disclosure.

5.The Staff notes that the disclosure states, “Fixed income ETFs are selected on the basis of the research department's assessment of macroeconomic conditions and the outlook for interest rates, inflation, risk appetite, and fixed income asset class fundamentals.” Please be specific as the criteria used for this Trust.

Response:The disclosure will be revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment No. 2 for the revised disclosure.

6.If the ETFs the portfolio invests in are affiliated, please include the conflict disclosure that was agreed upon in recent filings.

Response:If the Trust has exposure to any ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

7.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure to the Trust’s prospectus.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon